

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2024

Fred M. Schwarzer
Chief Executive Officer and President
IGM Biosciences, Inc.
325 E. Middlefield Road
Mountain View, CA 94043

> **Re: IGM Biosciences, Inc.**
> **Schedule TO-I filed June 20, 2024**
> **File No. 005-91132**

Dear Fred M. Schwarzer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-I filed June 20, 2024

Number of RSUs; expiration date, page 99

1. Disclosure in the first paragraph if this section indicates that you "will accept for exchange options granted on or prior to March 1, 2023 with a per share exercise price equal to or greater than $17.70, whether vested or unvested, that were granted under the 2018 Plan, are held by eligible employees, are outstanding and unexercised as of the expiration date of the offer, have a per share exercise price *greater than the closing price of our common stock on the cancellation date*..." (emphasis added). Given that a material term of the offer, *i.e.*, the total number and class of securities sought in the offer, will not be known by option holders until *after* expiration of the offer, please provide an explanation as to how the offer complies with Item 4 of Schedule TO and Exchange Act Rules 13e-4(f)(1)(ii) and 14e-1(b) and why the exclusion of a particular class of options as a result of the closing price of IGM's common stock exceeding such class's exercise price would not constitute a material change in the Offer implicating the provisions of Exchange Act Rule 13e-4(c)(3), (d)(2), and (e)(3).

Conditions of the offer, page 109

2.   You have included a condition that will be triggered by "any general suspension of trading in, or limitation on prices for, our securities on any national securities exchange or in an over-the-counter market in the United States." Please revise to explain what would be considered a limitation on prices for securities on any national securities exchange or in the over-the-counter market in the United States.

3.   We note that the fourth sub-bullet refers broadly to "any extraordinary or material adverse change in U.S. financial markets generally." The broad wording of this offer condition gives rise to illusory offer concerns under Section 14(e) of the Exchange Act and Regulation 14E thereunder. Please revise to narrow or qualify this condition, or advise.

4.   Refer to the following disclosure in the last paragraph of this section: "The conditions to this offer are for our benefit. In our discretion, we may assert them before the expiration date regardless of the circumstances giving rise to them." Offer conditions must be objective and outside the control of the offeror in order to avoid illusory offer concerns under Regulation 14E. Please revise to remove the implication that the conditions may be triggered at the election of IGM. See Question 101.02 of the Division of Corporation Finance's "Tender Offer Rules and Schedules" Compliance and Disclosure Interpretations.

Price range of shares underlying the options, page 112

5.   Revise to state the high and low sales prices for the shares for each quarter during the past two full years. Refer to Item 1002(c) of Regulation M-A.

Source and amount of consideration; terms of RSUs, page 113

6.   Refer to the penultimate paragraph of the subsection "General terms of RSUs" and the statement there that your "statements in [the] Offer to Exchange concerning the 2018 Plan and the RSUs are merely summaries and do not purport to be complete." While a summary is necessarily a condensed version of disclosure that appears elsewhere, it should describe the material terms of the 2018 Plan and the new RSUs. Please modify to avoid characterizing the disclosure here as incomplete.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Laura McKenzie at 202-551-4568 or Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Tony Jeffries